UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On October 15, 2009, CorpBanca sent to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the SVS) a notice disclosing as a material event the results of its Extraordinary General Shareholders’ Meeting held on October 15, 2009 with respect to (i) approving a reduction in the number of Directors and increasing the number of Alternate Directors of CorpBanca and (ii) electing new Directors and Alternate Directors. An unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

On October 15, 2009, CorpBanca published on its web site its monthly interim financial results as of September 30, 2009. The press release is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/S/ MARIO CHAMORRO
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: October 16, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Unofficial English language translation of CorpBanca’s notice to the SVS dated October 15, 2009.

99.2	Press release announcing CorpBanca’s financial results as of September 30, 2009.